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                           May 11, 2021

       Bradley Meader
       Chief Financial Officer
       Custom Truck One Source, Inc.
       7701 Independence Ave.
       Kansas City, MO 64125

                                                        Re: Custom Truck One
Source, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2021
                                                            File No. 333-255828

       Dear Mr. Meader:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Shagufa R. Hossain